

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

April 24, 2006

Cari L. Jaroslawsky
Chief Financial Officer
Servotronics, Inc.
1110 Maple Street
Elma, New York 14059-0300

> **Re: Servotronics, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2004**
> **File No. 1-7109**

Dear Ms. Jaroslawsky:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, you may contact Bret Johnson at (202) 551-3753, Anne McConnell at (202) 551-3709, or me at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief